RESTATED CERTIFICATE OF FORMATION
WITH NEW AMENDMENTS
OF
T.M.S. ENTERPRISES, INC.,
A FOR-PROFIT CORPORATION

This Restated Certificate of Formation is submitted for filing pursuant to the applicable provisions of the Texas Business Organizations Code.

1.　　　**Name.** The name of the corporation is T.M.S. Enterprises, Inc., a for-profit corporation (the "**Corporation**").

2.　　　**Date of Formation and File Number.** The Corporation was formed by filing a certificate of formation with the Texas Secretary of State on December 1, 2003 (the "**Certificate of Formation**"), and its file number assigned by the Secretary of State is 0800273938.

3.　　　**Amendments.**

　　　(a)　　　Article 1 of the Certificate of Formation is amended by deleting Article 1 in its entirety and by replacing it with new Article 1, which reads as follows:

ARTICLE 1
ENTITY NAME AND TYPE, AND MAILING ADDRESS

The name of the entity is T.M.S. Enterprises, Inc. (the "**Corporation**"). The Corporation is a for-profit corporation. The mailing address of the Corporation is 5150 Broadway Suite 493 San Antonio, Texas 78209.

　　　(b)　　　Article 2 of the Certificate of Formation is amended by deleting Article 2 in its entirety and by replacing it with new Article 2, which reads as follows:

ARTICLE 2
REGISTERED AGENT AND REGISTERED OFFICE

The registered agent of the Corporation is an individual resident of the state whose name is Kym Bolado.

The business address of the registered agent and the registered office address is 5150 Broadway Suite 493 San Antonio, Texas 78209.

(c)   Article 3 of the Certificate of Formation is amended by deleting Article 3 in its entirety and by replacing it with new Article 3, which reads as follows:

ARTICLE 3
DIRECTORS

A.   Board of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors of the Corporation.

B.   Number of Directors. Subject to any rights of the holders of any series of Preferred Stock (as defined in Article 4 below) to elect additional directors under specified circumstances, the number of directors of the Corporation which shall constitute the entire Board of Directors shall consist of not less than one (1) and not more than nine (9) directors as fixed from time to time by resolution of a majority of the total number of directors that the Corporation would have if there were no vacancies/in accordance with the by-laws of the Corporation (the "**By-Laws**").

(d)   Article 4 of the Certificate of Formation is amended by deleting Article 4 in its entirety and by replacing it with new Article 4, which reads as follows:

ARTICLE 4
AUTHORIZED SHARES

The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 30,000,000 shares, consisting of (i) 25,000,000 shares of common stock, no par value per share (the "**Common Stock**"), and (ii) 5,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the capital stock of the Corporation entitled to vote thereon, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

A.   Common Stock. The powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions of the Common Stock are as follows:

1.   Ranking. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors of the Corporation (the "**Board**") upon any issuance of the Preferred Stock of any series.

2.   Voting. Except as otherwise provided by law or by the resolution or resolutions providing for the issue of any series of Preferred Stock, the holders of outstanding shares of Common Stock shall have the exclusive right to vote for the election and removal of directors and for all other purposes. Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation (as amended from time to time, including the terms of any

Preferred Stock Designation (as defined below), this "Certificate of Incorporation") to the contrary, the holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) or the DGCL.

3.   Dividends. Subject to the rights of the holders of Preferred Stock, holders of shares of Common Stock shall be entitled to receive such dividends and distributions and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefor.

4.   Liquidation. Subject to the rights of the holders of Preferred Stock, shares of Common Stock shall be entitled to receive the assets and funds of the Corporation available for distribution in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. A liquidation, dissolution or winding up of the affairs of the Corporation, as such terms are used in this Section A.4., shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other person or a sale, lease, exchange or conveyance of all or a part of its assets.

B.   Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without shareholder approval, by filing a certificate pursuant to the applicable law of the State of Texas (the "**Preferred Stock Designation**"), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences, limitations, and relative rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following:

1.   the designation of the series, which may be by distinguishing number, letter or title;

2.   the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

3.   the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

4. the dates on which dividends, if any, shall be payable;

5. the redemption rights and price or prices, if any, for shares of the series;

6. the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series;

7. the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

8. whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

9. restrictions on the issuance of shares of the same series or any other class or series;

10. the voting rights, if any, of the holders of shares of the series generally or upon specified events; and

11. any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares,

all as may be determined from time to time by the Board and stated in the resolution or resolutions providing for the issuance of such Preferred Stock.

Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

(e) The Certificate of Formation is hereby amended by deleting Article 6 in its entirety and by replacing it with new Article 6, which reads as follows:

ARTICLE 6
PURPOSE

The purpose for which the Corporation is organized is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

(f)   The Certificate of Formation is hereby amended by adding new Article 7, which reads as follows:

ARTICLE 7
DIRECTOR'S LIMITED LIABILITY

A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except to the extent the director is found liable for: (1) a breach of the director's duty of loyalty to the Corporation or its shareholders; (2) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law; (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's duties; or (4) an act or omission for which the liability of a director is expressly provided by an applicable statute.

(g)   The Certificate of Formation is hereby amended by adding new Article 8, which reads as follows:

ARTICLE 8
WRITTEN CONSENT OF SHAREHOLDERS

Any action required or permitted by the Texas Business Organizations Code, this Restated Certificate of Formation, or this Corporation's Bylaws to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if one or more written consents setting forth the action so taken shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

(h)   The Certificate of Formation is hereby amended by adding new Article 9, which reads as follows:

ARTICLE 9
SPECIAL MEETINGS OF SHAREHOLDERS

Special meetings of the shareholders may be called by the President, the Board of Directors, the persons or persons authorized to do so by the bylaws, or by the holders of at least fifty percent (50%) percent of all the shares entitled to vote at the proposed special meeting. Only business within the purpose or purposes described in the notice or executed waiver of notice may be conducted at a special meeting of the shareholders.

(i)   The Certificate of Formation is hereby amended by adding new Article 10, which reads as follows:

ARTICLE 10
FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, the state and federal courts located in the City of San Antonio, Bexar County, Texas, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Corporation to the Corporation or the Corporation's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Texas Business Organizations Code, the certificate of formation, or the bylaws of the Corporation, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein.

The attached restated certificate of formation accurately states the entire text of the Certificate of Formation as amended to date, as further amended by the above amendments, and does not contain any other change to the Certificate of Formation except for information permitted by the Texas Business Organizations Code to be omitted.

4.   Approval. Each amendment has been approved in the manner required by the Texas Business Organizations Code and the governing documents of the Corporation. Each new amendment has been made in accordance with the Texas Business Organizations Code.

5.   Effectiveness of Filing. This Restated Certificate of Formation becomes effective when it is filed by the Secretary of State.

EXECUTION

The undersigned affirms that the person designated as registered agent in the Restated Certificate of Formation has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: Apr 18, 2023   **T.M.S. ENTERPRISES, INC.**

Toi Bolado
Toy Marie Bolado (Apr 18, 2023 14:19 CDT)

By: Toi Bolado, President

RESTATED CERTIFICATE OF FORMATION
WITH NEW AMENDMENTS
OF
T.M.S. ENTERPRISE, INC.,
A FOR-PROFIT CORPORATION

This Certificate of Formation is submitted for filing pursuant to the applicable provisions of the Texas Business Organizations Code.

ARTICLE 1
ENTITY NAME AND TYPE, AND MAILING ADDRESS

The name of the entity is T.M.S. Enterprises, Inc. (the "**Corporation**"). The Corporation is a for-profit corporation. The mailing address of the Corporation is 5150 Broadway Suite 493 San Antonio, Texas 78209.

ARTICLE 2
REGISTERED AGENT AND REGISTERED OFFICE

The registered agent of the Corporation is an individual resident of the state whose name is Kym Bolado.

The business address of the registered agent and the registered office address is 5150 Broadway Suite 493 San Antonio, Texas 78209.

ARTICLE 3
DIRECTORS

A.   **Board of Directors.** The business and affairs of the Corporation shall be managed under the direction of the Board of Directors of the Corporation.

B.   **Number of Directors.** Subject to any rights of the holders of any series of Preferred Stock (as defined in Article 4 below) to elect additional directors under specified circumstances, the number of directors of the Corporation which shall constitute the entire Board of Directors shall consist of not less than one (1) and not more than nine (9) directors as fixed from time to time by resolution of a majority of the total number of directors that the Corporation in accordance with the by-laws of the Corporation (the "**By-Laws**").

ARTICLE 4
AUTHORIZED SHARES

The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 30,000,000 shares, consisting of (i) 25,000,000 shares of common stock, no par value per share (the "**Common Stock**"), and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the "**Preferred Stock**"). Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the capital stock of the Corporation entitled to vote thereon, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

A.   Common Stock. The powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions of the Common Stock are as follows:

1.   Ranking. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors of the Corporation (the "**Board**") upon any issuance of the Preferred Stock of any series.

2.   Voting. Except as otherwise provided by law or by the resolution or resolutions providing for the issue of any series of Preferred Stock, the holders of outstanding shares of Common Stock shall have the exclusive right to vote for the election and removal of directors and for all other purposes. Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation (as amended from time to time, including the terms of any Preferred Stock Designation (as defined below), this "Certificate of Incorporation") to the contrary, the holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) or the DGCL.

3.   Dividends. Subject to the rights of the holders of Preferred Stock, holders of shares of Common Stock shall be entitled to receive such dividends and distributions and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefor.

4.   Liquidation. Subject to the rights of the holders of Preferred Stock, shares of Common Stock shall be entitled to receive the assets and funds of the Corporation available for distribution in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. A liquidation, dissolution or winding up of the affairs of the Corporation, as such terms are used in this Section A.4., shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other person or a sale, lease, exchange or conveyance of all or a part of its assets.

B.   Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without shareholder approval, by filing a certificate pursuant to the applicable law of the State of Texas (the "**Preferred Stock Designation**"), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences, limitations, and relative rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following:

1.   the designation of the series, which may be by distinguishing number, letter or title;

2.	the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

3.	the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

4.	the dates on which dividends, if any, shall be payable;

5.	the redemption rights and price or prices, if any, for shares of the series;

6.	the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series;

7.	the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

8.	whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

9.	restrictions on the issuance of shares of the same series or any other class or series;

10.	the voting rights, if any, of the holders of shares of the series generally or upon specified events; and

11.	any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares,

all as may be determined from time to time by the Board and stated in the resolution or resolutions providing for the issuance of such Preferred Stock.

Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

ARTICLE 5
DURATION

The period of duration is perpetual.

ARTICLE 6
PURPOSE

The purpose for which the Corporation is organized is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

ARTICLE 7
DIRECTOR'S LIMITED LIABILITY

A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except to the extent the director is found liable for: (1) a breach of the director's duty of loyalty to the Corporation or its shareholders; (2) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law; (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's duties; or (4) an act or omission for which the liability of a director is expressly provided by an applicable statute.

ARTICLE 8
WRITTEN CONSENT OF SHAREHOLDERS

Any action required by the Texas Business Organizations Code to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if one or more written consents setting forth the action so taken shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

ARTICLE 9
SPECIAL MEETINGS OF SHAREHOLDERS

Special meetings of the shareholders may be called by the President, the Board of Directors, the persons or persons authorized to do so by the bylaws, or by the holders of at least fifty percent (50%) percent of all the shares entitled to vote at the proposed special meeting. Only business within the purpose or purposes described in the notice or executed waiver of notice may be conducted at a special meeting of the shareholders.

ARTICLE 10
FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, the state and federal courts located in the City of San Antonio, Bexar County, Texas, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Corporation to the Corporation or the Corporation's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Texas Business Organizations Code, the certificate of formation, or the bylaws of the Corporation, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein.

Restated Certificate of Formation Final

Final Audit Report 2023-04-18

Created:	2023-04-18
By:	Toy Marie Bolado (kym@shalemag.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAA_Pk-PZ7M_tj4YWzy_2yd6KTxQGI6HWWB

"Restated Certificate of Formation Final" History

🗎 Document created by Toy Marie Bolado (kym@shalemag.com)
2023-04-18 - 7:18:34 PM GMT- IP address: 172.226.81.76

✍ Document e-signed by Toy Marie Bolado (kym@shalemag.com)
Signature Date: 2023-04-18 - 7:19:39 PM GMT - Time Source: server- IP address: 172.226.81.76

✅ Agreement completed.
2023-04-18 - 7:19:39 PM GMT

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